SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

          INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED
          PURSUANT TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 1)*

                            NTN Communications, Inc.
                       -----------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.005 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   629410309
                                 --------------
                                 (CUSIP Number)

                                December 31, 2003
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

       [ ]        Rule 13d-1(b)
       [X]        Rule 13d-1(c)
       [ ]        Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G
CUSIP NO. 629410309                                                 Page 2 of 5
-----------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

  Michael A. Roth and Brian J. Stark, as joint filers pursuant to Rule 13d-1(k)
-----------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                          (b) [ ]
-----------------------------------------------------------------------------
3    SEC USE ONLY

-----------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
-----------------------------------------------------------------------------
NUMBER OF      5    SOLE VOTING POWER

SHARES              Not Applicable
               --------------------------------------------------------------
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            Not Applicable
               --------------------------------------------------------------
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           Not Applicable
               --------------------------------------------------------------
PERSON         8    SHARED DISPOSITIVE POWER

WITH                Not Applicable
-----------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     Not Applicable
-----------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                   [ ]
-----------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     Less than 5%
-----------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON

     IN
-----------------------------------------------------------------------------

                                  SCHEDULE 13G
CUSIP NO. 629410309                                                 Page 3 of 5

Item 1(a).     Name of Issuer:

               NTN Communications, Inc. (the "Issuer")

Item 1(b).     Address of Issuer's Principal Executive Offices:

               5966 La Place Court
               Carlsbad, CA  92008

Items 2(a),    Name of Persons Filing Address of Principal Business Office and
(b) and (c).   Citizenship:

               Michael A. Roth and Brian J. Stark, as joint filers pursuant to Rule 13d-1(k) (the "Reporting Persons"). The Reporting Persons are the sole members of NorthBay Partners, L.L.C., a Wisconsin limited liability company ("NBP") which serves as (a) the managing member of NorthBay Management, LLC, the managing general partner of NorthBay Opportunities, L.P., a Delaware limited partnership ("NOLP"), and (b) the managing member of North Bay International Management, LLC, the investment manager of NorthBay International Opportunities Ltd., a British Virgin Islands corporation ("NIOL"). In addition, Messrs. Roth and Stark are the managing members of Staro Asset Management, LLC, a Wisconsin limited liability company ("Staro") which serves as (a) the managing general partner of Reliant Trading, a Wisconsin general partnership ("Reliant"), and (b) the Investment Manager of Shepherd Trading Limited, a British Virgin Islands corporation ("Shepherd"). Reliant, Shepherd, NOLP and NIOL are the holders of record of all of the shares of Common Stock reported in this Amendment No. 1 to Schedule 13G.

               The principal business office of the Reporting Persons is 3600 South Lake Drive, St. Francis, WI 53235.

               The Reporting Persons are U.S. citizens.

Item 2(d).     Title of Class of Securities:

               Common Stock, par value $0.005 per share of the Issuer (the "Common Stock").

Item 2(e).     CUSIP Number:

               629410309

Item 3.        N/A

Item 4.        Ownership.

                                  SCHEDULE 13G
CUSIP NO. 629410309                                                 Page 4 of 5

               (a)  Amount beneficially owned:

                    N/A

               (b)  Percent of class:

                    Less than 5%

               (c)  Number of shares to which such person has:

                    (i)  Sole power to vote or direct the vote: N/A

                    (ii) Shared power to vote or direct the vote: N/A

                    (iii) Sole power to dispose or to direct the disposition
                          of: N/A

                    (iv) Shared power to dispose of or direct the disposition
                         of: N/A

Item 5.   Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following |X|.

          Michael A. Roth and Brian J. Stark have ceased to be the owners of more than 5% of the outstanding Common Stock of the Issuer.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

          N/A

Item 8.   Identification and Classification of Members of the Group.

          N/A

Item 9.   Notice of Dissolution of a Group.

          N/A

Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SCHEDULE 13G
CUSIP NO. 629410309                                                  Page 5 of 5

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 12, 2004

                                /s/ Michael A. Roth
                                --------------------------------
                                Michael A. Roth


                                /s/ Brian J. Stark
                                --------------------------------
                                Brian J. Stark

                                  SCHEDULE 13G
CUSIP NO. 629410309

                                                                      Exhibit 1

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to certain shares of Common Stock, $.005 par value of NTN Communications, Inc. and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

     The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

     IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on February 12, 2004.

                                /s/ Michael A. Roth
                                --------------------------------
                                Michael A. Roth


                                /s/ Brian J. Stark
                                --------------------------------
                                Brian J. Stark